UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

StockerYale, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

86126 T104

(CUSIP number)

Mark W. Blodgett

32 Hampshire Road

Salem, New Hampshire 03079

(603) 893-8778

(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86126 T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark W. Blodgett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,902,177 8. Shared Voting Power 0 9. Sole Dispositive Power 3,902,177 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Report on Schedule 13D, originally filed on February 13, 1997, as amended to date (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. Security and Issuer.

This Report on Schedule 13D relates to shares of common stock, par value $.001 per share (the “Common Stock”) of StockerYale, Inc. (the “Company”). The principal executive offices of the Company are located at 32 Hampshire Road, Salem, New Hampshire 03079.

ITEM 2. Identity and Background

(a)	Mark W. Blodgett

(b)	Business Address:

32 Hampshire Road

Salem, NH 03079

(c)	President, Chief Executive Officer and Chairman of the Board

StockerYale, Inc.

32 Hampshire Road

Salem, New Hampshire 03079

(d) During the last five years, Mr. Blodgett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On May 24, 2005, the U.S. Securities and Exchange Commission (the “SEC”) gave final approval to a settlement with the Company and Mr. Blodgett, thereby resolving an investigation being conducted by the SEC into certain disclosures made by the Company in press releases dated April 19, 2004 and April 21, 2004. Contemporaneous with the approval of the settlement, the SEC filed a complaint and consent to judgment against the Company and Mr. Blodgett in the United States District Court for the District of Columbia. The complaint contained allegations regarding the accuracy of certain disclosures in the Company’s press releases dated April 19, 2004 and April 21, 2004 and regarding certain stock sale transactions by Mr. Blodgett. Without admitting or denying the SEC’s allegations, both the Company and Mr. Blodgett consented to the entry of an order requiring that they cease and desist from violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In addition, the settlement with the SEC required certain monetary payments on behalf of Mr. Blodgett and that the Company maintain comprehensive written policies concerning public communications and trading in securities by Company insiders.

(f)	United States of America

ITEM 3. Source and Amount of Funds or Other Consideration

Mr. Blodgett has acquired beneficial ownership of 877,419 shares of Common Stock and disposed of 580,500 shares of Common Stock since the date of the last amendment of this Schedule 13D. Mr. Blodgett has used personal funds to acquire the majority of these shares, which may at any time include funds borrowed in the ordinary course, including through his margin accounts, to acquire his current holdings of shares of Common Stock in various transactions, including acquiring shares in open market or privately negotiated transactions using personal or borrowed funds. Mr. Blodgett has also acquired beneficial ownership of shares underlying a warrant to purchase Common Stock and as equity compensation in the form of stock options and restricted stock grants.

ITEM 4. Purpose of Transaction.

Mr. Blodgett holds the shares of Common Stock disclosed herein as directly beneficially owned by him for investment purposes. Mr. Blodgett may, from time to time, consider acquiring additional shares of Common Stock in open market or privately negotiated transactions or disposing of certain of his existing shares to the extent such actions fit his personal investment strategy.

ITEM 5. Interest in Securities of Issuer.

(a) Mr. Blodgett beneficially owns 3,902,177 shares of Common Stock, representing 13.3% of the Common Stock issued and outstanding as of December 31, 2005. This calculation was determined in accordance with the rules promulgated by the SEC and includes Mr. Blodgett’s exercisable options and warrants in the total amount outstanding. Of the foregoing shares, 1,031,150 shares are underlying options that are exercisable as of December 31, 2005 or within 60 days of such date, 21,154 shares are underlying a warrant that is currently exercisable and 150,000 shares are restricted shares that have not yet vested.

(b)	Mr. Blodgett has sole power to vote and dispose of 3,902,177 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Blodgett holds 1,289,400 options to purchase shares of Common Stock, of which 1,031,150 are currently exercisable or exercisable within 60 days of December 31, 2005, pursuant to the following option agreements:

(i)	a Nonqualified Stock Option Agreement for 60,000 shares of Common Stock, dated as of January 1, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(ii)	a Nonqualified Stock Option Agreement for 70,000 shares of Common Stock, dated as of April 1, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(iii)	a Nonqualified Stock Option Agreement for 190,000 shares of Common Stock, dated as of May 20, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(iv)	a Nonqualified Stock Option Agreement for 40,000 shares of Common Stock, dated as of February 1, 2000, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(v)	a Nonqualified Stock Option Agreement for 310,000 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(vi)	a Nonqualified Stock Option Agreement for 125,400 shares of Common Stock dated as of May 15, 2002, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(vii)	a Nonqualified Stock Option Agreement for 74,000 shares of Common Stock dated as of October 1, 2002, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(viii)	a Nonqualified Stock Option Agreement for 101,000 shares of Common Stock dated as of January 6, 2003, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(ix)	a Nonqualified Stock Option Agreement for 99,000 shares of Common Stock dated as of August 15, 2003, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(x)	a Nonqualified Stock Option Agreement for 20,000 shares of Common Stock dated as of May 17, 2004, pursuant to the Company’s 2004 Stock Option and Incentive Plan; and

(xi)	a Nonqualified Stock Option Agreement for 200,000 shares of Common Stock dated as of July 30, 2004, pursuant to the Company’s 2004 Stock Option and Incentive Plan.

Each of these agreements is based upon (i) the form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(c) to the Company’s Form 10-K for the year ended December 31, 2001, (ii) the amended form of Nonqualified Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as Exhibit 10.3(g) to the Company’s Form 10-QSB for the fiscal quarter ended June 30, 2001 or (iii) the form of Non-Qualified Stock Option Agreement under the 2004 Stock Option and Incentive Plan filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 22, 2004. These agreements contain provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Blodgett’s continued employment with the Company.

Mr. Blodgett also holds a warrant for the purchase of 21,154 shares of Common Stock. The Form of Warrant to Purchase Common Stock was filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 14, 2005.

Mr. Blodgett also holds 150,000 shares of restricted stock that have not yet vested. The restricted stock was granted pursuant to a Restricted Stock Agreement for 150,000 shares of Common Stock dated as of July 1, 2005 pursuant to the Company’s 2004 Stock Option and Incentive Plan. The Form of Restricted Stock Agreement under the 2004 Stock Option and Incentive Plan was filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2005.

Other than the option agreements, warrant to purchase and restricted stock agreement listed above and as disclosed in Item 5(a) above, Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) concerning any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition, none of the shares of Common Stock disclosed herein as beneficially owned by Mr. Blodgett have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 14, 2006	/s/ Mark W. Blodgett
Mark W. Blodgett